DISTRIBUTION AGREEMENT

      AGREEMENT made as of the 1st day of May, 1998 between THE GUARDIAN STOCK FUND, INC. (the "Fund") and GUARDIAN INVESTOR SERVICES CORPORATION ("GISC").

      WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company which offers shares of common stock divided into separate classes of shares; and

      WHEREAS, the Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act (the "Plan") on behalf of its class of shares currently designated as Class II shares (the "Class II Shares"); and

      WHEREAS, the Fund desires to enter into this Distribution Agreement (the "Agreement") with GISC pursuant to which GISC agrees to provide, or to agree with a third party to provide, distribution-related services to the Class II Shares of the Fund;

      NOW, THEREFORE, the parties agrees as follows:

      1. (a) The Fund, on behalf of its Class II Shares, is authorized to pay to GISC, as compensation for distribution-related services that are primarily intended to result in the sale of Class II Shares, a distribution fee at an annual rate of 0.25% of the average daily net assets of the Class II Shares. The fee is to be paid by the Class II Shares monthly, or at such other intervals as the Fund's Board of Directors (the "Board") shall determine. Such fee shall be based upon the Class II Shares' average daily net assets during the preceding month, and shall be calculated and accrued daily.

            (b) The Fund may pay the distribution fee to GISC at a lesser rate than the fee specified herein as agreed upon by the Board and GISC and as approved in the manner specified in subsections (a) and (b) of paragraph 2 of this Agreement.

      2. As distributor of the Class II Shares, GISC may spend, either directly or indirectly through agreements with third parties, such amounts as it deems appropriate on any activities or expenses primarily intended to result in the sale of the Class II Shares, including but not limited to: compensation to employees and independent contractors; compensation to and expenses of persons or entities that engage in or support the distribution of the Class II Shares, including overhead and telephone and other communication expenses; the printing of prospectuses, statements of additional information and reports for other than existing shareholders; the preparation, printing and distribution of sales literature and advertising materials, and other direct and indirect distribution-related expenses. GISC may also spend such amounts as it deems appropriate for the servicing and maintenance of shareholder accounts.

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      3. This Agreement shall not take effect unless it has been approved, together with any related agreements, by a majority vote, cast in person at a meeting (or meetings) called for the purpose of voting on such approval, of: (a) the Board; and (b) those Directors of the Fund who are not "interested persons" of the Fund and have no direct or indirect financial interest in the operation of this Agreement or any agreements related thereto (the "Independent Directors").

      4. GISC shall provide to the Board and the Board shall review, at least quarterly, a written report of the amounts expended under this Agreement and the purposes for which such expenditures were made.

      5. The Fund may terminate this Agreement at any time, without the payment of any penalty, by vote of the Board, by vote of a majority of the Independent Directors, or by vote of a majority of the outstanding voting securities (Class II only) of the Fund.

      6. This Agreement may not be amended to increase materially the amount of distribution fees to be paid by the Fund unless amendment of the Plan is approved by a vote of a majority of the outstanding voting securities (Class II only) of the Fund, and no material amendment to the other provisions of the Agreement shall be made unless approved in the manner provided for approval in subsections (a) and (b) of paragraph 2 and paragraph 3 hereof.

      7. The amount of the distribution fee payable by the Fund under this Agreement and any related agreement may be greater or lesser than the distribution-related expenses actually incurred on behalf of the Class II Shares. The distribution fee will be payable until the Agreement is terminated or not renewed.

      8. As used in this Agreement, the terms "majority of the outstanding voting securities," "assignment" and "interested person" shall have the same meaning as those terms have in the 1940 Act.

      9. The Fund shall preserve copies of this Agreement (including any amendments thereto) and any related agreements and all reports made pursuant to paragraph 4 hereof for a period of not less than six years from the date thereof, the first two years in an easily accessible place.

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      10. The Directors of the Fund and the shareholders of Class II Shares shall not be liable for any obligations of the Fund under this Agreement, or any other person, in asserting any rights or claims under this Agreement, shall look only to the assets and property of the Class II Shares of the Fund in settlement of any such right or claim, and not to such Directors or shareholders.

                                        THE GUARDIAN STOCK FUND, INC.

Attest: /s/ Lori E. Bostrom             By: /s/ Frank J. Jones
                                            Frank J. Jones
                                            President


                                            GUARDIAN INVESTOR SERVICES
                                              CORPORATION

Attest: /s/ Lori E. Bostrom             By: /s/ Frank L. Pepe
                                            Frank L. Pepe
                                            Vice President